Exhibit (g)(2)

Execution Copy

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement (the “Agreement”) is made and entered into as of July 18, 2024, by and among Booster Asset Management, LLC, an Illinois limited liability company (the “Adviser”), Brookstone Asset Management, LLC, an Illinois limited liability company (the “Sub-Adviser”), and Booster Income Opportunities Fund, a Delaware statutory trust (the “Fund”), solely as a party with respect to Sections 1 and 4 hereof. (The Adviser and Sub-Adviser each may be referred to herein as a “Party” and together as the “Parties”.)

WHEREAS, the Adviser and the Sub-Adviser are investment advisers that are registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engage in the business of providing investment management services;

WHEREAS, the Adviser has been retained to act as the investment adviser to the Fund, a continuously offered, non-diversified, closed-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to an Investment Advisory Agreement, dated August 15, 2024 (the “Advisory Agreement”);

WHEREAS, Section 2 of the Advisory Agreement permits the Adviser, subject to the approval, supervision and direction of the Fund’s Board of Trustees (the “Board” or the “Trustees”), including a majority of the Fund’s Trustees who are not parties to this Agreement or “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to delegate certain of its duties thereunder to other investment advisers, subject to the requirements of the 1940 Act; and

WHEREAS, the Adviser desires to retain the Sub-Adviser to assist it in fulfilling certain of its obligations under the Advisory Agreement, and the Sub-Adviser is willing to render such services subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Engagement and Obligations of Sub-Adviser.

(a) Retention of Sub-Adviser. The Adviser hereby appoints and retains the Sub-Adviser to act as a sub-adviser to the Adviser and to provide the following services for the period and on the terms and conditions set forth in this Agreement.

(b) Services. The Sub-Adviser agrees to perform the following services (the “Services”):

(i)	subject to the supervision of the Fund’s Trustees and the Adviser, the Sub-Adviser will provide a continuous investment program, subject to the investment policies and limitations of the Fund as the same may be revised from time to time and communicated to the Sub-Adviser, for the portion of the Fund’s portfolio allocated to the Sub-Adviser by the Adviser and make all decisions and determine the composition of the assets of such portion of the Fund’s portfolio, including determination of the purchase, retention, or sale of the securities, cash, and other investments contained in such portion of the Fund’s portfolio in Sub-Adviser’s full discretion;

(ii)	select brokers and dealers to execute the purchase and/or sale, consistent with the Sub-Adviser’s duty to seek “best execution” on behalf of the Fund, of portfolio securities for the portion of the Fund’s portfolio allocated to the Sub-Adviser;

(iii)	provide the Adviser and the Fund with records concerning the Sub-Adviser’s activities under this Agreement, which the Adviser and the Fund are required to maintain under applicable law or regulation; and

(iv)	render regular reports to the Adviser and the Trustees concerning the Sub-Adviser’s discharge of the foregoing responsibilities.

The Sub-Adviser shall discharge the foregoing responsibilities subject to the oversight of the Trustees and officers of the Fund and in material compliance with (i) such policies as the Trustees may from time to time establish and communicate to the Sub-Adviser; (ii) the Fund’s objectives, policies, and limitations as set forth in its prospectus (the “Prospectus”), as the same may be amended from time to time and provided to the Sub-Adviser; and (iii) all applicable laws and regulations. All Services to be furnished by the Sub-Adviser under this Agreement may be furnished through the medium of any directors, officers, or employees of the Sub-Adviser or through such other parties as the Sub-Adviser may determine from time to time.

In furtherance of the foregoing, the Adviser hereby appoints the Sub-Adviser as the Fund’s agent and attorney-in-fact with full power and authority to do and perform every act necessary and appropriate to manage the portion of the Fund’s portfolio allocated to the Sub-Adviser by the Adviser in accordance with this Agreement. The Adviser represents that (i) it has full power and authority, under any applicable laws or other requirements, to appoint the Sub-Adviser as provided in this Agreement, and (ii) the Sub-Adviser may rely on such representation to the fullest extent necessary to perform its services under this Agreement. This power of attorney is a continuing power and shall remain in full force and effect as long as this Agreement remains in full force and effect.

(c) Expenses and Personnel. The Sub-Adviser agrees, at its own expense or at the expense of one or more of its affiliates, to render the Services and to provide the office space, furnishings, equipment, and personnel as may be reasonably required to perform the Services on the terms and for the compensation provided herein.

(d) Books and Records. All books and records prepared and maintained by the Sub-Adviser for the Adviser and/or the Fund under this Agreement shall be the property of the Adviser and/or the Fund and, upon request therefor, the Sub-Adviser shall surrender to the appropriate party such of the books and records so requested, however, the Sub-Adviser will be permitted to keep copies of any such books and records as required by the Advisers Act or by the 1940 Act.

2.	Compensation.

The Adviser will pay to the Sub-Adviser an investment advisory fee (the “Fee”) equal to an annualized rate of the average daily net assets of the Fund as set forth in Schedule A. The Fee shall be calculated as of the last business day of each month based upon the average daily net assets of the Fund determined in the manner described in the Fund’s Prospectus and/or Statement of Additional Information, and shall be paid to the Sub-Adviser by the Adviser on a quarterly basis within a specified period of time at the conclusion of each quarter as agreed to between the Adviser and Sub-Adviser. The Fund will not pay a direct fee to the Sub-Adviser. The payment of the Fee contemplated hereunder, as between the Adviser and the Fund, shall be the responsibility of the Adviser. In the event of the termination of this Agreement, any amounts due to Sub-Adviser as of the effective date of such termination shall be paid in the normal course of business by the Adviser.

3.	Status of Investment Sub-Adviser.

The services of the Sub-Adviser to the Adviser and the Fund are not to be deemed exclusive, and the Sub-Adviser shall be free to render similar services to others (including, without limitation, any other registered management investment company, or series thereof) so long as its Services to the Fund are not impaired thereby (for avoidance of doubt, the parties acknowledge and agree that “similar services” shall mean discretionary investment management services to other clients or accounts employing similar investment objectives, strategies and techniques to those employed on behalf of the Fund); provided, however, that for so long as the Sub-Adviser serves as a sub-adviser to the Fund, the Sub-Adviser shall not serve as an investment adviser or investment sub-adviser to any management investment company registered as such under the 1940 Act that pursues an investment strategy similar to that of the Fund. The Sub-Adviser shall be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized (including, without limitation, in Section 1(b) of this Agreement), have no authority to act for or represent the Adviser or the Fund in any way or otherwise be deemed an agent of the Adviser or the Fund. Nothing in this Agreement shall limit or restrict the right of any director, officer, or employee of the Sub-Adviser, who may also be a trustee, officer, or employee of the Adviser or the Fund, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar or dissimilar nature.

4.	Permissible Interests.

Trustees, agents, and stockholders of the Fund and the Adviser are or may be interested in the Sub-Adviser (or any successor thereof) as directors, partners, officers, stockholders, or otherwise; and directors, partners, officers, agents, and stockholders of the Sub-Adviser are or may be interested in the Adviser or the Fund as trustees, directors, officers, stockholders, or otherwise; and the Sub-Adviser (or any successor) is or may be interested in the Adviser or the Fund as a stockholder or otherwise.

5.	Limits of Liability; Indemnification.

The Sub-Adviser assumes no responsibility under this Agreement other than to render the Services called for hereunder. The Sub-Adviser shall not be liable for any error of judgment or for any loss suffered by the Adviser or the Fund in connection with the matters to which this Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or a loss resulting from willful misfeasance, bad faith, or gross negligence on its part in the performance of, or from reckless disregard by it of its obligations and duties under, this Agreement. It is agreed that the Sub-Adviser shall have no responsibility or liability for the accuracy or completeness of the Fund’s registration statement under the 1940 Act or the Securities Act of 1933, as amended (the “1933 Act”), except for information supplied by the Sub-Adviser for inclusion therein.

The Sub-Adviser will indemnify the Adviser and its directors, members, partners, officers, employees, and agents (the “Adviser Parties”) against and hold the Adviser Parties harmless from any and all losses, claims, damages, liabilities, or expenses (including reasonable counsel fees and expenses) arising from any claim, demand, action, or suit which results from the Sub-Adviser Parties’ (as such term is defined immediately below) willful misfeasance, bad faith, gross negligence, or reckless disregard of the Sub-Adviser’s obligations and duties under this Agreement.

The Adviser will indemnify the Sub-Adviser and its directors, members, partners, officers, employees, and agents (the “Sub-Adviser Parties”) against and hold the Sub-Adviser Parties harmless from any and all losses, claims, damages, liabilities, or expenses (including reasonable counsel fees and expenses) arising from any claim, demand, action, or suit which results from the Adviser Parties’ willful misfeasance, bad faith, gross negligence, or reckless disregard of the Adviser’s obligations and duties under this Agreement (for avoidance of doubt, the parties acknowledge and agree that the Adviser’s obligations and duties under this Agreement include the accuracy and completeness of the Fund’s registration statement under the 1940 Act or the 1933 Act, except for information supplied by the Sub-Adviser for inclusion therein). This section shall survive the termination of this agreement.

6.	Duration and Termination of Agreement.

This Agreement shall become effective with respect to the Fund on the date the Fund commences operations. This Agreement shall remain in effect for an initial term of two years from the date of its effectiveness, and from year to year thereafter provided such continuance is approved at least annually by the vote of the Trustees and, separately, by the vote of a majority of the Independent Trustees, which vote must be cast in person at a meeting called for the purpose of voting on such approval; provided, however, this Agreement may be terminated at any time on at least 60 days’ prior written notice to the Sub-Adviser, without the payment of any penalty, (i) by vote of the Trustees or (ii) by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund; and provided, further, that this Agreement may be terminated at any time by the Adviser, on at least 60 days’ prior written notice to the Sub-Adviser. The Sub-Adviser may terminate this Agreement at any time, without the payment of any penalty, on at least 60 days’ prior written notice to the Adviser and the Fund. This Agreement will automatically and immediately terminate in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Advisory Agreement.

7.	Amendments.

Except to the extent permitted by the 1940 Act or the rules or regulations thereunder, this Agreement may be amended by the parties only if such amendment, if material, is specifically approved by the vote of a majority of the outstanding voting securities (unless such approval is not required by Section 15 of the 1940 Act as interpreted by the U.S. Securities and Exchange Commission (“SEC”) or its staff or unless the SEC has granted an exemption from such approval requirement) and by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. Any amendment to this Agreement shall be in writing duly executed by the proper officials of the parties hereto.

8.	Entire Agreement; Governing Law.

This Agreement by and among the Sub Adviser, Adviser, and Fund contains the entire agreement of the parties and supersedes all prior agreements, understandings, and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with, and governed by, the substantive laws of the State of Delaware, without regard to the principles of the conflict of laws or the choice of laws, and any of the applicable provisions of the 1940 Act. To the extent that the laws of the State of Delaware, or any of the provisions in this Agreement, conflict with applicable provisions of the 1940 Act, the latter shall control.

9.	Regulatory Reporting.

The Adviser hereby acknowledges that (a) it has received a copy of the Sub-Adviser’s Brochure and Brochure Supplement (Form ADV Part 2A and 2B), and (b) consents to receive the Sub-Adviser’s Form ADV Part 2A and 2B and other regulatory reporting via e-mail; provided, however, that such acknowledgement by the Adviser shall not apply to materials requested by the Board in connection with the Board’s consideration of the renewal or continuation of this Agreement.

10.	Representations and Warranties.

(a) Representations and Warranties of the Sub-Adviser. The Sub-Adviser hereby represents and warrants to the Adviser and the Fund as follows: (i) the Sub-Adviser is a limited liability company duly organized and in good standing under the laws of the State of Illinois and is fully authorized to enter into this Agreement and carry out its duties and obligations hereunder; (ii) the Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act, and shall maintain such registration in effect at all times during the term of this Agreement; (iii) the Sub-Adviser is not prohibited by the 1940 Act, the Advisers Act or other law, regulation or order from performing its obligations under this Agreement; (iv) the Sub-Adviser has met, and will seek to continue to meet for so long as this Agreement is in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency, necessary to be met in order to perform its obligations under this Agreement; (v) the Sub-Adviser has the power and authority to enter into and perform its obligations under this Agreement; (vi) the Sub-Adviser will promptly notify the Adviser of the occurrence of any event that would disqualify the Sub-Adviser from serving as the investment adviser or sub-adviser of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise; (vii) the Sub-Adviser has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the 1940 Act and will provide the Adviser with a copy of such code of ethics; and (viii) the Sub-Adviser will promptly notify the Adviser if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund or otherwise affecting the Adviser.

(b) Representations and Warranties of the Adviser. The Adviser hereby represents and warrants to the Sub-Adviser as follows: (i) the Adviser is a limited liability company duly organized and in good standing under the laws of the State of Illinois and is fully authorized to enter into this Agreement and carry out its duties and obligations hereunder; (ii) the Adviser is registered as an investment adviser with the SEC under the Advisers Act, and shall maintain such registration in effect at all times during the term of this Agreement; (iii) the Adviser is not prohibited by the 1940 Act, the Advisers Act or other law, regulation or order from performing its obligations under this Agreement; (iv) has met, and will seek to continue to meet for so long as this Agreement is in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency, necessary to be met in order to perform its obligations under this Agreement; (v) has the power and authority to enter into and perform its obligations under this Agreement; (vi) will promptly notify the Sub-Adviser of the occurrence of any event that would disqualify the Adviser from serving as the investment adviser of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise; (vii) has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the 1940 Act and will provide the Sub-Adviser with a copy of such code of ethics; and (viii) will promptly notify the Sub-Adviser if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund and affecting the Sub-Adviser; provided, however, that routine regulatory examinations not involving the Sub-Adviser shall not be required to be reported by this provision.

11.	Non-Hire/Non-Solicitation.

Without the consent of the Sub-Adviser, the Adviser hereby agrees that so long as the Sub-Adviser provides services to the Adviser or the Fund and for a period of one year following the date on which the Sub-Adviser ceases to provide services to the Adviser and/or the Fund, the Adviser shall not, for any reason, directly or indirectly, on its own behalf or on behalf of others, hire (i) any person employed by the Sub-Adviser who becomes known to the Adviser in connection with this Agreement or services rendered pursuant to this Agreement, or otherwise, whether such person is a full-time employee or whether such person’s employment is pursuant to a written agreement or is at-will, or (ii) any former employee of the Sub-Adviser who has been separated from the Sub-Adviser for less than one year. The Adviser further agrees that, to the extent that the Adviser breaches the covenant described in this paragraph, the Sub-Adviser shall be entitled to pursue all appropriate remedies in law or equity.

12.	Confidentiality.

Any trade secret or proprietary or confidential information (in any form or media) relating in any way to or connected with the business, services, or customers of either Party and/or its affiliates that is disclosed to or learned by the other Party before, during, or after the termination of this Agreement shall be considered Confidential Information. For purposes of this Agreement, Confidential Information shall not include any information related to the manner in which either Party manages the Fund’s assets, including, but not limited to, all business processes related to the identification, analysis, and trading of the Fund’s investments (collectively, the “Fund Matters”). The Parties hereto acknowledge that each Party has a legitimate business interest in, and claim to, the Fund Matters. Neither Party shall disclose or permit the use of Confidential Information, including, the Fund Matters, directly or indirectly, in whole or in part to any third party, nor shall it use such Confidential Information for its own benefit, except as necessary in connection with such Party’s performance under this agreement or as required by law or regulatory requirement. Notwithstanding anything to the contrary contained herein, nothing in the Agreement: (a) shall prohibit either Party from using information that is already publicly known or available, or that such Party may have already known about, independent of this Agreement; (b) shall prevent disclosure or use of any Confidential Information to the extent necessary to render the services or perform the obligations pursuant to this Agreement; (c) shall prevent disclosures expressly permitted in writing by the Parties; or (d) shall prevent disclosures required under applicable law, rule or regulation, subpoenas or court orders or as requested by regulatory authorities having jurisdiction over either Party to this Agreement. If either Party becomes legally compelled (by interrogatories, requests for information or documents, subpoenas, civil investigative demands, applicable regulations or similar processes) to disclose any Confidential Information, such Party agrees to provide (to the extent practicable and not prohibited under applicable law and not prohibited by the applicable regulatory or administrative body) the other Party with prompt notice of that request(s) so that such Party may seek an appropriate protective order or other appropriate remedy and/or waive the compliance of the Party receiving such request with the provisions of this Agreement. If that protective order or other remedy is not obtained by the date that the Party must comply with the request, or if the other Party waives compliance with the provisions of this Agreement, such Party agrees to furnish only that portion of the Confidential Information which is legally required in the reasonable opinion of its counsel, and to exercise commercially reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded to that portion of the Confidential Information which is being furnished or disclosed.

13.	Severability.

If any provision of this Agreement shall be declared illegal, invalid, or unenforceable in any jurisdiction by a court decision, statute, rule or otherwise, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof.

14.	Notice.

Notices of any kind to be given to the Adviser hereunder by the Sub-Adviser shall be in writing and shall be duly given if mailed or delivered to 1745 S Naperville Rd., Suite 200, Wheaton, IL 60189, or to such other address or to such individual as shall be so specified by the Adviser to the Sub-Adviser. Notices of any kind to be given to the Sub-Adviser hereunder by the Adviser shall be in writing and shall be duly given if mailed or delivered to 1745 S Naperville Rd., Suite 200, Wheaton, IL 60189 or at such other address or to such individual as shall be so specified by the Sub-Adviser to the Adviser. Notices of any kind to be given to the Fund hereunder by the Sub-Adviser shall be in writing and shall be duly given if mailed or delivered to the Booster Income Opportunities Fund, 1745 S Naperville Rd., Suite 200, Wheaton, IL 60189, Attn: Secretary, or to such other address or to such individual as shall be so specified by the Fund to the Sub-Adviser. Notices shall be effective upon delivery.

15.	Notice of Certain Changes in Adviser or Sub-Adviser.

Each Party (“Notifying Party”) is hereby obligated to promptly notify the Fund and the other Party (“Notified Party”) if there is a material change in the Notifying Party’s senior executive personnel, within a reasonable time after such change takes place. With respect to any transaction involving the sale of the voting securities of the Notifying Party or other corporate event that may be deemed to cause an “Assignment,” as such term is defined in Section 2(a)(4) of the 1940 Act, of this Agreement, the Notifying Party shall notify the Notified Party prior to the consummation of any such event in order for the Notifying Party to determine whether or not the approval of Fund shareholders is required for the continuation of this Agreement. To the extent that Fund shareholder approval is required for the continuation of this Agreement solely as a result of any such transaction or corporate event, the costs of any such solicitation shall be borne by the Notifying Party.

16.	Communication with the Chief Compliance Officer of the Fund.

On such periodic basis as the Parties may agree, the Sub-Adviser shall be afforded the opportunity to meet with the Adviser and the Chief Compliance Officer of the Fund (the “Fund CCO”) to discuss the operation of the compliance program of the Fund. In addition, the Adviser shall promptly inform the Sub-Adviser of any “Material Compliance Matter”, as such term is defined in Rule 38a-1 under the 1940 Act, involving the Fund to the extent that the Adviser is made aware of any such Material Compliance Matter either by the Fund CCO or the Board.

17.	Supplemental Arrangements

The Sub-Adviser may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed by the Sub-Adviser hereunder, provided that no such person shall perform any services that would constitute an assignment or require a written contract pursuant to the 1940 Act. Any compensation payable to such person shall be the sole responsibility of the Sub-Adviser, and the Adviser shall have no obligations with respect thereto or otherwise arising under the Agreement.

18.	Use of Sub-Adviser’s Name

The Parties agree that the name of the Sub-Adviser, and any derivative, logo, trademark, service mark or trade name, are the valuable property of the Sub-Adviser and its affiliates. The Adviser and the Fund shall have the right to use such names, derivatives, logos, trademarks, service marks or trade names only with the prior written approval of the Sub-Adviser, which approval shall not be unreasonably withheld or delayed so long as this Agreement is in effect. The foregoing notwithstanding, the Adviser shall not be obligated to seek the approval of the Sub-Adviser prior to use of the names, derivatives, logos, trademarks, service marks or trade names of the Sub-Adviser in connection with the marketing of the Fund, including, by way of illustration and not of limitation: in connection with the registration statement of the Fund; fact-sheets related to the Fund; and other advertisements and marketing materials related to the Fund.

Upon termination of this Agreement, the Adviser and the Fund shall forthwith cease to use such names, derivatives, logos, trademarks, service marks or trade names. The Adviser agrees that it will review with the Sub-Adviser any advertisement, sales literature or notice that makes reference to the Sub-Adviser or its affiliates or any such names, derivatives, logos, trademarks, service marks or trade names so that the Sub-Adviser may review the context in which it is referred to, it being agreed that the Sub-Adviser shall have no responsibility to ensure the adequacy of the form or content of such materials for purposes of the 1933 Act, the 1940 Act, or other applicable laws and regulations.

19.	Waiver

The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, rule, or regulation, (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing signed by the other Party; (ii) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

20.	Headings and Miscellaneous

The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof. The Fund is an intended third-party beneficiary of this Agreement. The parties to this Agreement do not intend for this Agreement to benefit any other third party, including without limitation a record owner or beneficial owner of shares of the Fund. The terms of this Agreement may be enforced solely by a Party and the Fund.

21.	Interpretation

Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the SEC validly issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

22.	Counterparts.

This Agreement may be executed in any number of counterpart signature pages (including facsimile counterparts), each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and the year first written above.

BOOSTER ASSET MANAGEMENT, LLC

/s/ Dean Zayed
By:	Dean Zayed
Title:	CEO

BROOKSTONE ASSET MANAGEMENT, LLC

/s/ Gideon Moore
By:	Gideon Moore
Title:	Chief Legal Officer

BOOSTER INCOME OPPORTUNITIES FUND
(Solely with respect to Sections 1 and 4 hereof)

/s/ Dean Zayed
By:	Dean Zayed
Title:	President and Principal Executive Officer of the Fund

Schedule a

Fee Schedule

Name of Fund	Annual Sub-Advisory Fee Rate as a Percentage of Average Daily Net Assets
Booster Income Opportunities Fund	0.50% of the Fund’s assets managed by the Sub-Adviser until such assets reach $3 billion; and 0.40% of the Fund’s assets managed by the Sub-adviser that exceed $3 billion.

Sch. A-1